UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion’s Dr. Mo Shakouri Recognized for 4G Industry Innovation by WCAI Dated October 26th , 2010	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: October 26th , 2010	By:	/s/ Efrat Makov
	Name:	Efrat Makov
	Title:	CFO

EXHIBIT 1

Washington D.C., Oct. 26, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, announced today that Dr. Mo Shakouri, corporate vice president of innovation and marketing, was honored at 4G World by the Wireless Communications Association International (WCAI), the global trade association of the wireless broadband industry, with the Innovation Achievement Award for his countless contributions to the 4G industry.

An industry visionary and well-known expert in the field of 4G communications, Shakouri serves on Alvarion’s executive management team along with prominent roles in the industry, such as vice president of the WiMAX Forum and a member of the WCAI and WiMAX Forum Board of Directors.

“I am extremely honored to receive this recognition,” said Shakouri. “It has been exciting to see the application of 4G wireless broadband grow into what it is today. I look forward to the many new opportunities that 4G technologies will bring for our industry.”

The 2010 WCAI Awards Program also recognized Julius Knapp, chief of the FCC’s Office of Engineering and Technology (OET), with the Government Leadership Award for his strong efforts in helping enable broadband services in underserved and rural areas throughout USA.

“It is with great pleasure that WCAI presented an award to someone who has been a passionate wireless innovator,” said Fred Campbell, WCAI president and CEO. “Mo has been instrumental in growing WiMAX into a multi-billion dollar industry, and he is widely recognized as a global voice for 4G technologies. Without his tireless efforts, we likely wouldn’t have seen the incredible growth in 4G deployments over the last several years.”

Shakouri has been instrumental in growing WiMAX into a mainstream 4G technology through his efforts in multiple geographies around the world. In addition to his industry leadership positions with the WCAI and WiMAX Forum, Shakouri also serves on the advisory board for the Wireless Communication Alliance and is an IEEE MTT-SVC 2004 chairman.

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum